SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31186;   File No. 812-14314

Steben Alternative Investment Funds and Steben & Company, Inc.; Notice of Application

July 24, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements with Wholly-Owned Subadvisers (as defined below)

and non-affiliated subadvisers without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: Steben Alternative Investment Funds ("Trust") and Steben & Company, Inc.

("Adviser").

Filing Dates: The application was filed on May 22, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 18, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 9711 Washingtonian Boulevard, Suite 400, Gaithersburg, MD 20878.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, at (202) 551-6728, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Trust currently offers one series of shares (the "Series"), Steben Managed Futures Strategy Fund. The Series commenced operations on April 1, 2014. The Adviser, a corporation organized under the laws of the state of Maryland, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").

2.   Applicants request an order to permit the Adviser, subject to the approval of the board of trustees of the Trust ("Board"), including a majority of the members of the Board who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Series or the Adviser ("Independent Board Members"), to, without obtaining shareholder approval: (i) select Subadvisers to manage all or a portion of the assets of a Series and enter into Sub-Advisory

Agreements (as defined below) with the Subadvisers,[1] and (ii) materially amend Sub-Advisory

Agreements with the Subadvisers.[2] Applicants request that the relief apply to the named

applicants, as well as to any future Series and any other existing or future registered open-end

management investment company or series thereof that is advised by the Adviser or its

successors, uses the multi-manager structure described in the application, and complies with the

terms and conditions of the application ("Subadvised Series").[3]

3.   The requested relief will not extend to any subadviser, other than a Wholly-

Owned Subadviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the

Subadvised Series or of the Adviser, other than by reason of serving as a subadviser to one or

more of the Subadvised Series ("Affiliated Subadviser").

4.   The Adviser serves as the investment adviser to the Series pursuant to an

investment advisory agreement with the Trust ("Investment Advisory Agreement'). The

Investment Advisory Agreement for the Series has been approved by the board of trustees of the

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[1] A "Subadviser" is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for the Series, or (2) a sister company of the Adviser for the Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Subadviser" and collectively, the "Wholly-Owned Subadvisers"), or (3) an investment subadviser for the Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the subadviser serves as a subadviser to the Series (each a "Non-Affiliated Subadviser" and collectively, the "Non-Affiliated Subadvisers"). The Subadvisers will be registered with the Commission under the Advisers Act or exempt from such registration.

[2] Shareholder approval will continue to be required for any other subadviser changes and material amendments to an existing Sub-Advisory Agreement with any subadviser other than a Non-Affiliated Subadviser or a Wholly-Owned Subadviser, in each case (all such changes requiring shareholder approval referred to herein as "Ineligible Subadviser Changes") except as otherwise permitted by applicable law or by rule.

[3] For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization. All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Series contains the name of a Subadviser, the name of the Adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify the Adviser, will precede the name of that Subadviser.

Trust ("Board")[4], including a majority of the Independent Board Members, and by the shareholders of the Series in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Investment Advisory Agreement comply with section 15(a) of the Act.

5.   Pursuant to the terms of the Investment Advisory Agreement, the Adviser, subject to the supervision of the Board, provides continuous investment advisory services to the Series. The Adviser will periodically review the Series' investment policies and strategies, and based on its need may recommend changes to the investment policies and strategies of the Series for consideration by the Board. For its services to the Series under the Investment Advisory Agreement, the Adviser receives an investment management fee from the Series. The Investment Advisory Agreement provides that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members and the initial shareholder of the Subadvised Series, delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Subadvisers.

6.   Pursuant to the Investment Advisory Agreement, the Adviser has overall responsibility for the management and investment of the assets of each Subadvised Series. These responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Subadvised Series' assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time.

7.   The Adviser may enter into investment sub-advisory agreements with various Subadvisers on behalf of the Subadvised Series ("Sub-Advisory Agreements") to provide investment management services to the Subadvised Series. The terms of each Sub-Advisory

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4 The term "Board" also includes the board of trustees or directors of a future Subadvised Series.

Agreement comply fully with the requirements of section 15(a) of the Act and have been

approved by the Board, including a majority of the Independent Board Members and the initial

shareholder of the Subadvised Series, in accordance with sections 15(a) and 15(c) of the Act and

rule 18f-2 thereunder. The Subadvisers, subject to the supervision of the Adviser and oversight

of the Board, will determine the securities and other investments to be purchased, sold or entered

into by a Subadvised Series and will place orders with brokers or dealers that they select. The

Adviser will compensate each Subadviser out of the fee paid to the Adviser under the Investment

Advisory Agreement.

8.   If the requested order is granted and if new Subadvisers are hired, the Subadvised

Series will inform shareholders of the hiring of a new Subadviser pursuant to the following

procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new

Subadviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders

either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information

Statement;[5] and (b) the Subadvised Series will make the Multi-manager Information Statement

available on the website identified in the Multi-manager Notice no later than when the Multi-

manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first

sent to shareholders, and will maintain it on that website for at least 90 days. In the

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[7] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure (as defined below); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

circumstances described in the application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants state that each Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

9.   Applicants also request an order exempting the Subadvised Series from certain disclosure obligations that may require each Subadvised Series to disclose fees paid by the Adviser to each Subadviser. Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Subadvisers; (b) the aggregate fees paid to Non-Affiliated Subadvisers; and (c) the fee paid to each Affiliated Subadviser (collectively, the "Aggregate Fee Disclosure"). An exemption is requested to permit the Series to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent

with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are in the best position to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser – the selection, supervision and evaluation of the Subadvisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Applicants state that the Investment Advisory Agreement will continue to be fully subject to section 15(a) of, and rule 18f-2 under, the Act and approved by the Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Advisory Agreement.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Subadvisers of Subadvised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested

relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Series because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers. Applicants state that the Adviser may be able to negotiate rates that are below a Subadviser's "posted" amounts if the Adviser is not required to disclose the Subadvisers' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will also encourage Subadvisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

8.   For the reasons discussed above, applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Subadvised Series in the manner described in the application must be approved by shareholders of a Subadvised Series before that Subadvised Series may rely on the requested relief. In addition, applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-Owned Subadvisers, and provide that shareholders are informed when new Subadvisers are hired. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated persons of the Adviser, including Wholly-Owned Subadvisers. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Series may rely on the order requested in the application, the operation of the Subadvised Series in the manner described in the application, including the hiring of Wholly-Owned Subadvisers, will be, or has been, approved by a majority of the Subadvised Series' outstanding voting securities as defined in the Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series' shares to the public.

2.   The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in the application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination and replacement.

3.   The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Subadvisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Subadvisers comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the Board, the Adviser will

(a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Subadvisers; and (b) monitor and evaluate the performance of Subadvisers.

4.   A Subadvised Series will not make any Ineligible Subadviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.   Subadvised Series will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a Subadviser change is proposed for a Subadvised Series with an

Affiliated Subadviser or a Wholly-Owned Subadviser, the Board, including a majority of the

Independent Board Members, will make a separate finding, reflected in the Board minutes, that

such change is in the best interests of the Subadvised Series and its shareholders, and does not

involve a conflict of interest from which the Adviser or the Affiliated Subadviser or Wholly-

Owned Subadviser derives an inappropriate advantage.

11.   No Board member or officer of a Subadvised Series, or partner, director, manager,

or officer of the Adviser, will own directly or indirectly (other than through a pooled investment

vehicle that is not controlled by such person), any interest in a Subadviser, except for (i)

ownership of interests in the Adviser or any entity, other than a Wholly-Owned Subadviser, that

controls, is controlled by, or is under common control with the Adviser, or (ii) ownership of less

than 1% of the outstanding securities of any class of equity or debt of a publicly traded company

that is either a Subadviser or an entity that controls, is controlled by, or is under common control

with a Subadviser.

12.   Each Subadvised Series will disclose the Aggregate Fee Disclosure in its

registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially

similar relief to that requested in the application, the requested order will expire on the effective

date of that rule.

14.   Any new Sub-Advisory Agreement or any amendment to a Subadvised Series'

existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series' shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill

Deputy Secretary